UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                              INTERIM SERVICES INC.
                           --------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)


                                    45868P100
                               ------------------
                                 (CUSIP Number)


      IRA B. BROWN, 121 N. POST OAK LANE, APT. 2803, HOUSTON, TEXAS 77024
     ---------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                OCTOBER 23, 1996
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                              ------------------------------
CUSIP NO.  45868P100                              PAGE        OF          PAGES
--------------------                              ------------------------------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON             IRA B. BROWN
  S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON                  ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
    JOINT FILING PURSUANT TO RULE 13d-1(f)(1)                           (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
                        N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.
--------------------------------------------------------------------------------
                                          7 SOLE VOTING POWER
      NUMBER OF                                   579,772
       SHARES
     BENEFICIALLY
       OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                                          --------------------------------------
                                          8 SHARED VOTING POWER
                                                  161,611
                                          --------------------------------------
                                          9 SOLE DISPOSITIVE POWER
                                                  579,772
                                          --------------------------------------
                                          10 SHARED DISPOSITIVE POWER
                                                  161,611
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          741,383

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          3.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------                              ------------------------------
CUSIP NO.  45868P100                              PAGE        OF          PAGES
--------------------                              ------------------------------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON             MYRA BROWN
  S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON                  ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
    JOINT FILING PURSUANT TO RULE 13d-1(f)(1)                           (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
                        N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.
--------------------------------------------------------------------------------
                                          7 SOLE VOTING POWER
      NUMBER OF                                   88,011
       SHARES
     BENEFICIALLY
       OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                                          --------------------------------------
                                          8 SHARED VOTING POWER
                                                  653,372
                                          --------------------------------------
                                          9 SOLE DISPOSITIVE POWER
                                                   88,011
                                          --------------------------------------
                                          10 SHARED DISPOSITIVE POWER
                                                  653,372
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          741,383

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          3.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
                        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the shares of common stock, par value $0.01 per share ("Interim Services Common Stock") of Interim Services Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309.

ITEM 2. IDENTITY AND BACKGROUND. This is a joint filing made pursuant to Rule 13d-1(f)(1) on behalf of Ira B. Brown and Myra Brown, husband and wife.

(a)  Ira B. Brown
     Myra Brown

(b)  121 N. Post Oak Lane, Apt. 2803
     Houston, TX  77024

(c)  Private Investors

(d) Neither Ira B. Brown nor Myra Brown has been convicted in a criminal proceeding during the last five years.

(e) Neither Ira B. Brown nor Myra Brown has been a party to a civil proceeding of a judicial or administrative body during the last five years.

(f)  Ira B. Brown and Myra Brown are citizens of the United States of
     America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable--sale of securities.

ITEM 4. PURPOSE OF TRANSACTION.

     Disposition of securities in primary/secondary registered public offering by issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The 741,383 shares of Interim Services Common Stock referred to in this Amendment No. 1 to Schedule 13D (representing 3.8% of the outstanding shares of Interim Services Common Stock), includes: (i) 579,772 shares owned of record by Mr. Brown, as to which Mrs. Brown disclaims beneficial ownership; (ii) 88,011 shares owned of record by Myra Brown, as to which Mr. Brown disclaims beneficial ownership, and (iii) 73,600 shares owned of record by the Ira B. Brown Foundation, Inc., a non-profit foundation of which Mr. and Mrs. Brown are co-trustees. The percentage of outstanding shares of Interim Services Common Stock referenced above was calculated using a total of 19,466,899 shares of Interim Services Common Stock as of October 25, 1996, based on information provided in the Company's 10-Q filed November 13, 1996.

(b) Ira B. Brown has the sole power to vote and the sole power to dispose of the 579,772 shares of Interim Services Common Stock owned of record by him and has no shared power to vote and no shared power to dispose of such shares. Myra Brown has the sole power to vote and the sole power to dispose of the 88,011 shares of Interim Services Common Stock owned of record by her and has no shared power to vote and no shared power to dispose of such shares. Ira B. Brown and Myra Brown, as co-trustees of the Ira B. Brown Foundation, Inc., have shared power to vote and dispose of the 73,600 shares of Interim Services Common Stock owned of record by such foundation. Ira B. Brown asserts that he has no power to vote and no power to dispose of the 88,011 shares of Interim Services Common Stock owned of record by his wife, Myra Brown, and disclaims beneficial ownership thereof. Myra Brown asserts that she has no power to vote and no power to dispose of the 579,772 shares of Interim Services Common Stock owned of record by Ira B. Brown and disclaims beneficial ownership thereof. Mr. and Mrs. Brown disclaim beneficial ownership of the 50,253 shares of Interim Services Common Stock owned by their daughter, Rene Brown, who is over the age of majority and does not reside with them. (A power of attorney executed by Rene Brown on November 6, 1996 limits the authority of Mr. and Mrs. Brown to the handling of certain bank accounts, and does not include any authority to vote or dispose of, or engage in any transactions with respect to, securities owned by Rene Brown.)

(c)  None.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a)  Power-of-Attorney of Rene Brown.

(b)  Agreement of Joint filers.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


      1/23/97                         /s/ IRA B. BROWN
--------------------------            ------------------------------
       Date                           Name:  Ira B. Brown


      1/23/97                         /s/ MYRA BROWN
--------------------------            ------------------------------
       Date                           Name:  Myra Brown